Exhibit 99.1

Amethyst Health, a Partnership Between Black Star Wellness and AYR Wellness, Conditionally Awarded Vertically Integrated Medical License in New York

MIAMI, November 12, 2024 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, announced that Amethyst Health, LLC (“Amethyst Health”), has been conditionally awarded a vertically integrated medical cannabis “Registered Organization” license by New York State, at today’s meeting of the New York Cannabis Control Board.

Black Star Wellness, LLC, is the majority owner of Amethyst Health. AYR is an operational partner and minority owner of the Amethyst Health.

"We are pleased by today’s news that, alongside our partners with Black Star Wellness, we have been conditionally awarded the opportunity to enter New York and are excited by the prospect of New York’s growing cannabis market” said AYR Interim CEO Steven M. Cohen. “We will work closely with state regulators and our partners at Black Star Wellness to complete the final requirements and begin serving the New York community.”

To learn more about AYR Wellness, please visit www.AYRwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, the conditional license awarded to Amethyst Health. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to, the conditions required to obtain the proposed license not being satisfied. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:
Robert Vanisko
VP, Public Engagement
T: (786) 885-0397
Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: IR@AYRwellness.com